PASSIONATE PET, INC.
18871 Teller Avenue
Irvine, California 92612
 Telephone 949-851-0777

February 10, 2011
Via EDGAR
United States Securities and Exchange Commission
Washington D.C. 20549

Attention:  Ronald E Alper, Lilyanne Peyser and H. Christopher Owings.

RE:	Passionate Pet, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 10, 2011 File Number: 333-171041

To Whom It May Concern:

In response to your letter dated February 9, 2011, Passionate Pet, Inc. wishes to address the following comments.

Prospectus Summary, page 5

1.
We note your response to comment four in our letter dated January 5, 2011, however itdoes not appear that you responded fully to that comment. Please briefly explain how the fact that your shares currently are not traded on any market or exchange impacts share liquidity.

We have noted this comment and have revised the disclosure on page 5 as follows:

Common stock being registered in this registration statement may be sold by the selling security holder at a fixed price of $0.001 per share or in transactions that are not in the public market at a fixed price of $0.001 per share. The offering will not be extended beyond the offering period of 29 days from the date of effectiveness.  The company is not listed on any exchange, thus no market for our shares exists and there is no assurance that one will develop. To date, there is no public market for our common stock and no effort has been made to obtain listing on the OTC Bulletin Board or any national stock exchange or association.   The company has not approached any broker/dealers with regard to assisting the company to apply for such listing. There can be no assurance that any attempt to obtain listing on a stock exchange or other trading medium will be successful, or if successful, that a market will develop for the common stock.

Management’s Discussion and Analysis of Financial Condition an Result of Operations, page 18

2.
We note your response to comment 18 in our letter dated January 5, 2011 that you havenot identified the parties with whom you intend to develop strategic relationships. Pleaseinclude this disclosure in your filing.

We have noted this comment and have revised the disclosure on pages 18 and throughout as follows:

The development of strategic relationship advertising in the pet industry will cost the company at least $30,000. The Company intends to develop relationships with Pet Product News International, Pet Business and Pet Style News. At this time the company does not have any relationships with these three companies.  We need to educate pet suppliers about our products services. We shall do this through direct mail, trade shows and advertising in pet trade magazines. The company intends to allocate $15,000 as soon as funds are available to the company and $15,000 six months later as the funds become available.

Interest of Management and Others in Certain Transactions, page 32

3.
We note your response to comment 21 in our letter dated January 5, 2011. Please disclose the September 2010 exchange agreement and issuance of stock to Mr. Dunn or tell us the basis for determining that this disclosure is not required.

We acknowledge the commission’s comment and have revised the disclosure on pages 32 as follows:

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company’s founder and CEO, John Dunn entered into the following exchanges of common stock:

On September 30, 2010 the Company sold 17,790,000 shares of its $0.001 par value common stock to its founder and CEO, John Dunn in exchange for proceeds of $17,790.

On September 30, 2010 the Company issued 210,000 shares of its $0.001 par value, common stock in exchange for 100% of the outstanding shares, or 210,000 shares, of common stock in Passionate Pet, Inc (CA) owned by both Company’s founder and CEO, John Dunn per the terms of a stock exchange agreement executed on September 30, 2010.

Class A common stock (CA – wholly owned subsidiary)
On April 28, 2009 the Company issued 210,000 shares of its no par value, class A common stock of Passionate Pet, Inc. (CA – wholly owned subsidiary) in exchange for a total of $210,000 to the Company’s founder and CEO, John Dunn.

The Company’s founder and CEO, John Dunn has advanced loans to the Company for operations at an 8% interest rate, due on demand, of which the principal balances due were $206,025 and $123,815 at September 30, 2010 and 2009, respectively, and in addition, accrued interest of $15,679 and $1,238 existed at September 30, 2010 and 2009, respectively, As of the date of this prospectus, other than the ten personal loans from the Company’s  CEO, John Dunn (described on page 21 above) and the purchase of stock on September 20, 2010 and the September 30, 2011 stock exchange, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 32

4.
We note your disclosure here and in Item 14 regarding the indemnification of yourofficers and directors provided for in your Articles of Incorporation, however it does not appear that indemnification is addressed in your Articles of Incorporation. Please revise these discussions accordingly.

We have noted this comment and have revised the disclosure throughout

Description of Securities to Be Registered, page 33

5.
We note your statement that all “shares when issued will be fully paid and non-assessable.” This is a legal conclusion that you are not qualified to make. Please either attribute this statement to your counsel and clarify the shares to which you are referring, or remove this statement.

We have noted this comment and have removed the statement in question. The disclosure on pages 33 is as follows:

All common stock shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholder’s meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to shareholders.

Outside Back Cover Page of Prospectus

6.	Please include the disclosure required by Item 502(b) of Regulation S-K

We have noted this comment and have revised the disclosure as follows:

Until (                                    ), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

Part II – Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

7.	Please provide a breakdown of the legal fees and expenses.

We have noted the commission’s comment and have revised the disclosure on Item 13. Page II-1 as follows:

The expenses to be paid by us in connection with the securities being registered are as follows:

Securities and Exchange Commission Registration Fee	$2,090
Audit Fees	27,500
Legal Fees	100,000
Total	$129,590

Item 15. Recent Sales of Unregistered Securities, page II-1

8.
Please disclose the value of the 210,000 shares of common stock of Passionate Pet, Inc.(CA) that you received in consideration for the 210,000 shares of your common stock that you issued on September 30, 2010. In addition, please correct the number of preferred shares that you are authorized to issue in the first sentence of the third paragraph of this section.

We have noted this comment and have revised the disclosure on Item 15. Page II-1 as follows:

On September 30, 2010 the Company issued 210,000 shares of its $0.001 par value, common stock, valued at a total of $210, based on the par value, in exchange for 100% of the outstanding shares, or 210,000 shares, of common stock in Passionate Pet, Inc (CA) owned by both Company’s founder and CEO, John Dunn per the terms of a stock exchange agreement executed on September 30, 2010. The 210,000 shares of common stock were previously purchased by John Dunn on April 28, 2009 for a total of $210,000.

There are 10,000,000 shares of preferred stock authorized. The Company has no shares of preferred stock issued and outstanding.

Item 17. Undertakings, page II-3

9.	Please also include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We have noted this comment and have revised the disclosure on Item 17. Page II-3 accordingly.

Closing Comments

Based on the Company’s amendments to its S-1 A filing dated February 10, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely, /s/ John Dunn John Dunn Chief Executive Officer